UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2


                           ALLIANZ AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   018805101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

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CUSIP No.         018805101
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

       MUENCHENER RUECKVERSICHERUNGS-GESELLSCHAFT
       AKTIENGESELLSCHAFT IN MUENCHEN
--------------------------------------------------------------------------------
  2.   Check the appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
--------------------------------------------------------------------------------
  3.   SEC Use Only
--------------------------------------------------------------------------------
  4.   Citizenship
       Federal Republic of Germany
--------------------------------------------------------------------------------
                       5.       Sole Voting Power         -51,487,400-
Number of              ---------------------------------------------------------
Shares                 6.       Shared Voting Power       -0-
Beneficially           ---------------------------------------------------------
Owned by               7.       Sole Dispositive Power    -51,487,400-
Each                   ---------------------------------------------------------
Reporting              8.       Shared Dispositive Power  -0-
Person With
--------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person -51,487,400-
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares  ( )
--------------------------------------------------------------------------------

 11.   Percent of Class Represented by Amount in Row (9)    21.18%(1)
--------------------------------------------------------------------------------
 12.   Type of Reporting Person    HC, CO
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               ALLIANZ AKTIENGESELLSCHAFT
               -------------------------------------------------------------

Item 1(b)      Address of Issuer's Principal Executive Offices:

               Koeniginstrasse 28, 80802 Munich, Federal Republic of Germany
               -------------------------------------------------------------

Item 2(a)      Name of Person Filing:

               MUENCHENER RUECKVERSICHERUNGS-GESELLSCHAFT
               AKTIENGESELLSCHAFT IN MUENCHEN
               -------------------------------------------------------------

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               Koeniginstrasse 107, 80802 Munich, Federal Republic of Germany
               -------------------------------------------------------------

Item 2(c)      Citizenship:

               Federal Republic of Germany
               -------------------------------------------------------------

Item 2(d)      Title of Class of Securities:

               Ordinary Shares
               -------------------------------------------------------------

Item 2(e)      CUSIP Number:

               018805101
               -------------------------------------------------------------

Item 3         Not applicable since statement is filed pursuant to Rule
               13d-1(d).

------------------------
(1) This percentage is based on a total number of 266,565,625 issued shares by Allianz as of December 31, 2002, but does neither include (i) shares of Allianz, which are owned by Allianz itself, which is permissible under German law, nor (ii) shares of Allianz, which are owned by Bayerische Hypo-und Vereinsbank AG, 26.27% of latter's voting rights are owned by Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen ("Munich Re"). In both cases, Munich Re has neither voting rights deriving from such shares of Allianz or rights to direct the disposition nor the right to acquire such shares.

Item 4         Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount beneficially owned  -51,487,400-
                                               ---------------------------------

               (b)  Percent of class:  21.18%(2)
                                       -----------------------------------------

               (c)  Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote  -51,487,400-
                                                                    -----------

                    (ii)  Shared power to vote or to direct the vote -0-
                                                                     -----------

                    (iii) Sole power to dispose or to direct the disposition of
                          -51,487,400-
                          ------------------------------------------------------

                    (iv)  Shared power to dispose or to direct the disposition
                          of   -0-
                               -------------------------------------------------

Item 5         Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8         Identification and Classification of Members of the Group.

               Not applicable.

Item 9         Note of Dissolution of Group.

               Not applicable.

Item 10        Certifications.

               Not applicable.

--------------------------
(2)  Please refer to footnote 1.

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 7, 2003

                                                /S/ HANS VOLKER SPRAVE
                                          --------------------------------------
                                                    HANS VOLKER SPRAVE
                                              DEPUTY MEMBER OF THE EXECUTIVE
                                                        MANAGEMENT


                                               /S/ DR. DANIEL VON BORRIES
                                          --------------------------------------
                                                   DR. DANIEL VON BORRIES
                                            MEMBER OF THE EXECUTIVE MANAGEMENT